FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated September 30, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 30, 2011	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan

			Title :	Assistant General Manager

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	September 30, 2011

As required  by United  States securities  regulations,  ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2011 (FY2011) on September  29, 2011. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income  and stockholders’ equity under US GAAP, approved by the Audit Committee of the Board.

The consolidated  profit after tax for FY2011 under Indian GAAP was Rs. 6,093 crore (US$ 1,368 million) and the net income under US GAAP was Rs. 5,403 crore (US$ 1,213 million). Stockholders’  equity as per US GAAP was Rs. 59,012  crore (US$  13.2 billion)  at March  31, 2011 compared   to the consolidated  net worth as per Indian GAAP of Rs. 55,303 crore  (US$ 12.4 billion).

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website: (http://sec.gov/Archives/edgar/data/1103838/000095010311004031/0000950103-11-004031-index.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Mr. Sandeep Batra, Group Compliance Officer & Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com,  with details of their shareholding and mailing address.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual report in Form 20-F with the SEC as required by US securities laws and regulations. These regulations require that this annual report include financial statements prepared according to a comprehensive body of accounting principles with reconciliation to generally accepted accounting principles in the United States (US GAAP). When ICICI Bank first listed its securities  in the United States in 2000, generally  accepted accounting principles in India (Indian GAAP) were not considered a comprehensive  body of accounting principles under US laws and regulations. Accordingly, ICICI Bank had included US GAAP financial statements in its annual reports in Form 20-F till fiscal year ended March 31, 2005. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body  of  accounting standards. Accordingly, from  fiscal year ended  March 31, 2006 onwards ICICI Bank includes in its annual report in Form 20-F,  consolidated   financial  statements  according   to  Indian  GAAP,  with  a reconciliation  of profit after tax and net worth to net income and stockholders' equity under US GAAP and a description of significant differences between Indian GAAP and US GAAP.

It may be noted that there are significant differences in the basis of accounting between US GAAP and Indian GAAP primarily relating to  determination of allowance for loan losses, amortization of fees and costs, accounting for securities and derivatives, accounting for securitizations, accounting for business combinations, compensation cost, deferred tax and consolidation.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Anindya Banerjee at 91-22-2653 7131 or Rakesh
Mookim at 91-22-2653 6114 or email at ir@icicibank.com.

1 crore = 10.0 million.
US$ amounts represent convenience translations at US$1= Rs. 44.54.

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